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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 21 AM 7:21

Santos

03037593

SUPPL

Date: Tue 18 Nov 2003 09:14:46 PM EST

To: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: 19 November 2003 - Santos divests interests in Bentu and Korinci-Baru PSC

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 2

dlw 11/21

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Santos

www.santos.com

newsrelease

19 November 2003

Santos divests interests in Bentu and Korinci-Baru PSC

Santos Ltd announces the sale of the subsidiaries holding its 61.1% operated interests in the Bentu and Korinci-Baru Production Sharing Contracts (PSC) in Central Sumatra, Indonesia.

Divestiture of these subsidiaries is in line with company strategy of focusing its Indonesian activities in East Java.

Santos has accepted offers from Asian Worldwide Group Ltd for the Bentu subsidiary and Global Overseas Enterprise Ltd for the Korinci Baru subsidiary.

Relevant government approvals for the sale are in place.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:

Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:

Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 21 AM 7:21

Santos

Date: Thu 20 Nov 2003 12:02:52 AM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e 20/11/03

Number of pages (incl. cover sheet): 2

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Week Ending 20th November 2003

Wildcat Exploration Wells

Korma 1

Type	Gas Exploration	
Location	Queensland, Cooper Basin PPL 151 (Former Merrimilia Innaminka Block), 2.2km E of Yalchirrie 1, 2.7km SSW of Napowie 2, and some 80km NE of the Moomba Gas Plant.	
Status at 0600hrs 20/11/03	Korma 1 is preparing to drill ahead after setting surface casing. Depth and progress for the week is 1017m. Korma 1 spudded 15/1/03.	
Planned Total Depth	3220m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Callisto 1

Type	Oil & Gas Exploration	
Location	Queensland, Cooper Basin ATP 267P, 5.0km E of Wemyss 1, and some 50km E of the Jackson Oil facility.	
Status at 0600hrs 20/11/03	Callisto 1 has been plugged & abandoned with no progress for the week. The rig was released on 15/11/03 and has moved to Talgeberry 8, an oil development well in PL 39, Queensland.	
Planned Total Depth	1980m	
Interest	Santos Group	59.064%
	Magellan Petroleum Ltd	40.936%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 20th November, 2003 Santos Limited also participated in 4 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com